UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 19, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Linklaters LLP
One Silk Street
London EC2Y 8HQ
Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222
DX Box Number 10 CDE

The Directors

Vodafone Group Plc

Vodafone House
The Connection
Newbury
Berkshire RG14 2FN

19 February 2013

Dear Sirs

Vodafone Group Plc (the “Company”)
U.S.$900,000,000 0.900% Notes due February 2016
U.S.$1,400,000,000 1.500% Notes due February 2018
U.S.$1,600,000,000 2.950% Notes due February 2023
U.S.$1,400,000,000 4.375% Notes due February 2043 and
U.S.$700,000,000 Floating Rate Notes due February 2016 (together, the “Notes”)

1	We have acted as your English legal advisers in connection with the issue of the Notes.

2

This opinion is limited to English law as applied by the English courts and in effect on the date of this opinion. It is given on the basis that it will be governed by and construed in accordance with English law. In particular we express no opinion on matters of federal law of the United States or the laws of any State of the United States or the laws of any other jurisdiction.

3	For the purpose of this opinion we have examined only the documents listed and, where appropriate, defined in the Schedule to this opinion.

4

We have assumed that the Pricing Agreement and the Indenture (together, the “Relevant Agreements”) are within the capacity and powers of, and have been validly authorised by and are binding upon, each of the respective parties thereto (other than the Company) and that those documents have been or will be validly executed and delivered by the relevant parties (other than the Company), that each of the Relevant Agreements and the Notes are valid and binding on each party (including the Company) under the law to which it is expressed to be subject where that is not English law and that words and phrases used in those documents have the same meaning and effect as they would if those documents were governed by English law.

We have further assumed that:

4.1

all documents furnished to us as copies are genuine, authentic and complete and conform to the original documents of which they are copies and the genuineness of all signatures thereon or on the original thereof

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

4.2

the Minutes and other corporate documents are a true and complete record of the proceedings described therein, the conditions to the approval of the issue of the Notes set out in the 8 February Minutes were satisfied and the resolutions set out in the Minutes remain in full force and effect without modification

4.3

all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any secondary legislation made under it with respect to anything done by the Underwriters in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity) and 21 (financial promotion)) and (where applicable) the requirements of any regulatory authority in the United Kingdom to whose supervision each of them is subject will have been complied with and

4.4	each of the Relevant Agreements and the Notes have been executed by the person(s) duly authorised to do so in the Minutes.

5

Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to any qualifications in paragraph 7 below and to any matters not disclosed to us, we are of the following opinion:

5.1

The Company has taken all necessary corporate action to authorise the execution, delivery and performance of the Notes and the Company has validly executed and delivered the Notes. There is no reason insofar as English law is concerned why the obligations assumed by the Company under the Notes are not valid and binding obligations of the Company.

5.2

The Company has taken all necessary corporate action to authorise the execution and delivery of the Pricing Agreement and the Indenture and the Company has validly executed and delivered each such agreement. There is no reason insofar as English law is concerned why the obligations assumed by the Company under each such agreement are not valid and binding upon the Company.

6

The term “valid and binding” as used herein should not be construed to mean that the obligations assumed by the relevant party will necessarily be enforced in all circumstances in accordance with their terms.

7	This opinion is subject to the following:

7.1

Any certificate, determination, notification, opinion, minute or the like might be held by an English court not to be conclusive if it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error despite any provision in the relevant agreement to the contrary.

7.2	So far as they relate to United Kingdom stamp duties, any undertakings or indemnities given by the Company may be void under Section 117 of the Stamp Act 1891.

7.3	We express no opinion as to the compliance or otherwise with the financial limitations on borrowings or covenants by the Company contained in the Articles of Association of the Company.

7.4

An English court may refuse to give effect to any provision of an agreement which amounts to an indemnity in respect of the costs of unsuccessful litigation brought before an English court or where the court itself has made an order for costs.

7.5	A provision in an agreement may be unenforceable if it amounts to a penalty under English law.

7.6	Effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of a contract have to be performed, in so far as those provisions render the performance of the contract unlawful. In such circumstances, the relevant obligations may not be enforceable.

7.7	An English court may, or may be required to, stay proceedings or decline jurisdiction in certain circumstances - for example, if proceedings are brought elsewhere.

8

This opinion is given on the basis of English law in force as at the date of this opinion and on the basis that, since the date of, or as the case may be, date of certification of, the documents referred to in the Schedule to this opinion, there has been no amendment to, or termination or replacement of, such documents. This opinion is also given on the basis that we undertake no responsibility to notify you of any change in English law after the date of this opinion.

9

This opinion is addressed to you solely for your benefit in connection with the issue of the Notes. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent. This opinion may, however, be disclosed by the addressees hereof to the extent required by law, regulation or any governmental or competent regulatory authority or in connection with legal proceedings relating to the issue of the Notes, provided that no such party to whom this opinion is disclosed may rely on this opinion without our express consent.

10

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be submitted by the Company on the date hereof. In giving this consent we do not admit that we are within the category of persons whose consent is required within Section 7 of the United States Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours faithfully

/s/ Linklaters LLP

Linklaters LLP

SCHEDULE

1                                     Pricing Agreement dated 11 February 2013, as amended, between the Company and the Underwriters (the “Pricing Agreement”), incorporating the terms of the Underwriting Agreement set out in Annex 1 to the Pricing Agreement.

2                                     Indenture (the “Indenture”) dated 10 February 2000 between the Company and the Trustee (as successor trustee to Citibank, N.A. pursuant to an Agreement of Resignation, Appointment and Acceptance dated 24 July 2007 between the Company, The Bank of New York Mellon and Citibank, N.A.).

3                                     A certified copy of the Articles of Association of the Company dated 8 February 2013.

4                                     A certified extract from the minutes of a meeting of the Board of Directors of the Company held on 27 March 2012, a certified copy of the written resolution of the Board of Directors of the Company dated 8 February 2013 (the “8 February Minutes”) and the indications of agreement in electronic form in respect thereof and a copy of the minutes of a meeting of a committee duly authorised by the Board of Directors of the Company held on 11 February 2013 (together, the “Minutes”).

5                                     Prospectus dated 28 July 2010 and Prospectus Supplement dated 11 February 2013, as supplemented (together, the “Prospectus”).

OTHER INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 19, 2013

By: /s/ Neil Garrod
Name: Neil Garrod
Title: Group Treasury Director